WITS GOLD

Witwatersrand Consolidated Gold Resources Limited
REG. NO: 2002/031365/06
70 FOX STREET • JOHANNESBURG • SOUTH AFRICA
PO BOX 61140 • MARSHALLTOWN • 2107 • WWW.WITS[redacted]
Tel: +27 11 832 1749 • Fax: +27 11 838 320

Rule 12g3-2(b) File No. 82-34986

07020334

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

20 December 2006

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
JAN 1 8 2007
THOMSON FINANCIAL

Mr H G Hira
Investor Relations Manager

Enclosures

Jlw 1/17

DIRECTORS:

A R FLEMING (CHAIRMAN) • PROF T MOKOENA (DEPUTY CHAIRMAN) • DR H L M MATHE • D URQUHART
• DR M B WATCHORN (CEO) • G M WILSON

FILE No:
82-34986

Wits Gold - Dealings in Securities by a director
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
Dealings in Securities by a Director
In compliance with Rules 3.63 - 3.74 of the JSE Listings Requirements, Wits Gold wishes to disclose the following information:

Company Director:	M B Watchorn
Number of shares:	4 130
Date of transaction:	4 December 06
Price per share:	R71.00
Value	R293 230
Class of shares:	Ordinary
Nature of transaction:	Sale
Nature of interest:	Indirect beneficial
Clearance to deal was granted:	Yes
Company Director:	M B Watchorn
Number of shares:	1 505
Date of transaction:	5 December 2006
Price per share:	R71.00
Value	R106 855
Class of shares:	Ordinary
Nature of transaction:	Sale
Nature of interest:	Indirect beneficial
Clearance to deal was granted:	Yes

Johannesburg
5 December 2006
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
Date: 05/12/2006 01:58:17 PM Produced by the JSE SENS Department

05/12/2006 Source: JSE NEWS SERVICE

Wits Gold - Dealings in Securities by a director
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703

82-34986

Dealings in Securities by a Director
In compliance with Rules 3.63 - 3.74 of the JSE Listings Requirements, Wits Gold wishes to disclose the following information:

Company Director:	M B Watchorn
Number of shares:	4 365
Date of transaction:	5 December 06
Price per share:	R71.00
Value	R309 915
Class of shares:	Ordinary
Nature of transaction:	Sale
Nature of interest:	Indirect beneficial
Clearance to deal was granted:	Yes

Johannesburg
5 December 2006
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
Date: 05/12/2006 03:15:02 PM Produced by the JSE SENS Department

05/12/2006 Source: JSE NEWS SERVICE

FILE No:
82-34986

Wits Gold intersects reefs in Free State drilling
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
(Wits Gold or the Company)

Wits Gold intersects reefs in Free State drilling

Wits Gold (JSE: WGR; ADR: WIWTY.PK) wishes to announce the intersection of Witwatersrand conglomerate reefs in its De Bron in-fill drilling programme. Diamond drilling in borehole DWN 21 has produced the following geological information:

	Depth from (m)	Depth to (m)	True Width (cm)
Beatrix Reef	663.38	566.12	271
Kalkoenkrans Reef	667.72	667.91	19
B Reef	674.72	679.87	505
Leader Reef	700.34	703.77	328

Wits Gold is encouraged by the continuity and thickness of these regionally important reefs as well as their shallow disposition in an area adjacent to Harmonys Merriespruit Shafts. In addition to intersections of these reefs in the original borehole, three deflections have also been completed. All of these core intersections have been sampled and submitted for gold and uranium analysis at the accredited Anglo Research laboratories. Receipt of these assay results is expected during January 2007.

A previous independent assessment of the De Bron project by Snowden Mining Industry Consultants estimated an Inferred Resource of 22.0Mt at 4.7g/t Au containing 103.4 tonnes (3.6Moz) of gold. This estimate was based on 14 boreholes, containing 241 reef intersections that had been achieved by Anglo American, an earlier holder of the De Bron mineral rights.

For further information please contact:

Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749
Hethen Hira
Investor Relations
Tel: +27 11 832 1749

Johannesburg
8th December 2006
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd

Date: 08/12/2006 10:48:05 AM Produced by the JSE SENS Department

08/12/2006 Source: JSE NEWS SERVICE

WGR - Witwatersrand Consolidated Gold Resources Limited - Dealings in Securitis
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703

FILE No: 82-34986.

Dealings in Securities by a Director
In compliance with Rules 3.63 - 3.74 of the JSE Listings Requirements, Wits Gold wishes to disclose the following information:

Company Director:	D Urquhart
Number of shares:	7 000
Date of transaction:	14 December 2006
Price per share:	R73.00
Value	R511 000
Class of shares:	Ordinary
Nature of transaction:	Sale
Nature of interest:	Indirect beneficial
Clearance to deal was granted:	Yes

Johannesburg
15 December 2006
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
Date: 15/12/2006 12:55:01 Produced by the JSE SENS Department.

15/12/2006 Source: JSE NEWS SERVICE